EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

June 29, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD COMMENCES 2018 EXPLORATION PROGAM
AT TROILUS NORTH, QC

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it is commencing its 2018 Exploration Program (the “Program” at its recently optioned Troilus North Property, Quebec (“Troilus North” or the “Property”). The Troilus North Property is an early stage exploration property located adjacent to the former Troilus Mine, recently acquired by Troilus Gold Corporation (“Troilus Gold”; TSX-V TLG).

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. It is in the northwest section of the Val-d’Or mining district within the Frotet-Evans Greenstone Belt. The Troilus North Property is easily accessible from regional Trans Taiga road going from Chibougamau to Nemiscau and from a well maintained secondary gravel road to the former Troilus Mine, up to the southern boundary of the Troilus North Property.

Chimata Gold Corporation completed an NI 43-101 Technical Report on the property titled, “Technical Report Pertaining to the Troilus North Property, Troilus Frotet Volcano-sedimentary Belt, Opatica Geological Sub-Province, Quebec, Canada”, effective date October 10, 2017 (the “Chimata Technical Report”). This Chimata Technical Report can be found under Chimata’s filings at Sedar.com, filed on April 6, 2018. This report recommended a Phase 1 exploration program of:

1.
Magnetics and EM airborne geophysics with inversion modelling.
2.
Boulder tracing and prospecting (geologic mapping, soil sampling, and rock sampling).
3.
GIS integration of existing and new exploration data.

A Heliborne Magnetic and TDEM survey was completed by Prospectair Geosurveys in October 2017 and an interpretive report prepared by Dynamic Discovery Geoscience in November 2017 for Chimata. Based on this work and the Chimata Technical Report, Emgold plans a 2018 work program that will focus initially on three priority exploration targets at Troilus North. These targets include:

1.
A 7 km long EM conductor zone.
2.
The Dravite zone.
3.
The Troilus Mine extension zone.

Emgold plans to construction of a 20 km all-terrain vehicle (ATV) access road to access these and other exploration targets identified on the Property. Permits are already in place to proceed with this work. The goal is to define drill targets for follow up in 2019, subject to exploration success and financing.

EM Conductor Zone

A major 7 km long EM conductor zone has been identified from the 2017 geophysics program in the northeast area of the Property. This represents a copper-gold exploration target.

Dravite Zone

The Dravite zone is an area of conglomerate rock in the center of the Property. It has geologic similarities to Goldcorp’s Eleonore Mine located to the northwest of Troilus North.

Troilus Mine Extension Zone

This is an electro-magnetic anomaly that appears to follow the tread of mineralization northeast of the past producing Troilus Mine on the southwest corner of the Property.

The Troilus North Property is located adjacent to the former Troilus Mine, previously operated by Inment Mining Corporation and an underground and open pit operation. From 1997 to 2010, Troilus Mine produced more than 2 million ounces of gold and 70,000 tonnes of copper. The main historic open pit at Troilus Mine is located about two kilometers from the Troilus North Property boundary.

A NI 43-101 compliant technical report titled “Technical Report on the Troilus Gold-Copper Mine, Mineral Resource Estimate, Quebec, Canada” was completed by Roscoe Postle Associates Inc (RPA) dated November 20, 2017 is available under Troilus Gold’s filing on Sedar.com (the “Troilus Technical Report”). The Troilus Technical Report outlines an indicated mineral resource of 44.0 million tonnes containing 2.1 million ounces of gold at 1.45 grams per tonne gold equivalent grade and an inferred resource of 18.7 million tonnes containing 0.7 million ounces of gold at 1.16 gram per tonne gold equivalent grade.

Troilus Gold Corporation, formed in 2018, is completing exploration on the Troilus Mine Property with the goal of developing mineral resources and reserves to bring the historic mine back into production. They are currently completing a 30,000 meter drill program and plan to update the current NI 43-101 compliant resource estimate and a Preliminary Economic Assessment in 2018.

Note that the location of the Troilus North Property to the Troilus Mine does not ensure exploration success or discovery of mineral resources and reserves at Troilus North.

Alain Moreau, PGeo, a qualified person as defined by the NI-43-101 instrument has reviewed and approved the content of this press release.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the western U.S. and Canada. These include the Troilus North gold and silver property in Quebec; the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada; and the Stewart and Rozan poly-metalic properties located in British Columbia. Emgold also has signed a Letter of Intent to acquire up to a 100% interest in the Golden Arrow gold and silver property in Nevada from Nevada Sunrise Gold Corporation.

On behalf of the Board of Director
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the completion of options to acquire the Troilus North Property, the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.